                                                                        www.umc.com

Exhibit

Exhibit            Description

99                    Announcement on 2021/06/17: The Board of Directors resolved to change the date and the location of 2021 Annual Shareholders’ Meeting

Exhibit 99

The Board of Directors resolved to change the date and the location of 2021 Annual Shareholders’ Meeting

1. Date of the board of directors’ resolution: 2021/06/17

2. Shareholders meeting date: 2021/07/07

3. Shareholders meeting time: 9:00 am

4. Shareholders meeting location: UMC Recreation Center, No.9, Li-Hsin 3rd Rd., Hsinchu Science Park, Taiwan, R.O.C.

5. Cause for convening the meeting, please refer to material information published on: 2021/02/24

6. Any other matters that need to be specified:

In the consideration of implementing preventive measures to minimize the spread of COVID-19, UMC’s AGM shuttle bus service will be cancelled.

Furthermore, to comply with the pandemic preventive regulations, shareholders attending the AGM event will be required to complete a health declaration form.

To reduce the risk of social gathering, UMC’s AGM venue’s airflow will be naturally ventilated.